UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-36896

MERCURITY FINTECH HOLDING INC.

Room 003, Floor 15, Building No.1 B

No. 38 Zhongguancun Avenue

Haidian District, Beijing 100086
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

By	:	/s/ Erez Simha
Name	:	Erez Simha
Title	:	Chief Financial Officer

Date: January 11, 2021

EXHIBIT INDEX

Exhibit 99.1—Notice of Extraordinary General Meeting

Exhibit 99.2—Proxy Card for Extraordinary General Meeting

Exhibit 99.3—Voting Card for ADS Holders